UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of North Atlantic Drilling Ltd. (the "Company"), dated July 30, 2014, announcing that six binding offshore contracts have been executed with Rosneft Oil Company, including five-year contracts for the West Navigator, the West Rigel, the West Alpha and two newbuild CJ-54 class rigs and a 2.5-year contract for a Gusto class Jack-up rig.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: August 14, 2014	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 1

NADL - North Atlantic Drilling secure commitment for six offshore units from Rosneft
Hamilton, Bermuda, July 30, 2014 - North Atlantic Drilling Ltd. ("NADL" or the "Company") is pleased to announce that 6 binding offshore contracts have been executed with Rosneft Oil Company ("Rosneft"). The total revenue potential for the six contracts exclusive of mobilization is approximately US$4.25 billion. According to the agreement, any break rights expire after 100 days.
The executed contracts include 5 year contracts for the West Navigator, the West Rigel, the West Alpha, two newbuild CJ-54 class rigs, and a 2.5 year contract for a Gusto class Jack-up rig. These contracts commence in Russian waters from 2015 through 2017.
These binding contracts are consistent with the provisions of the Investment and Cooperation Agreement between Seadrill, NADL and Rosneft announced on May 24, 2014.
Alf Ragnar Lovdal, Chief Executive Officer of NADL says in a comment, "We are very pleased with the execution of these contracts, which is in line with the timetable agreed earlier this year. Our partner Rosneft has shown remarkable cooperation at every stage throughout this process. This milestone is testament to the ability of both NADL and Rosneft's employees and we hope that further transactions can be concluded in a similar manner."
NADL is an offshore harsh environment drilling company with focus on the North Atlantic basin. The company has nine drilling units in the fleet, including five semi-submersibles, a drillship, and three jack-up rigs. Seadrill Limited currently owns 70% of the outstanding shares and the company is listed on the NYSE and Norwegian OTC with a market capitalization of approximately US$2.3 billion.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.